Exhibit 99.2

ARC ENERGY TRUST

Instrument of Proxy

For the Annual Meeting of Unitholders

The undersigned holder (“Unitholder”) of trust units (“Units”) of ARC Energy Trust (the “Trust”) hereby appoints Mac H. Van Wielingen, Chairman of ARC Resources Ltd. (“ARC Resources”), of the City of Calgary, in the Province of Alberta, or, failing him, John P. Dielwart, President and Chief Executive Officer of ARC Resources, of the City of Calgary, in the Province of Alberta, or instead of either of the foregoing,                                                                          , as proxyholder of the undersigned, with full power of substitution, to attend and act and vote for and on behalf of the undersigned at the Annual Meeting of the Unitholders of the Trust (the “Meeting”), to be held on May 12, 2008 and at any adjournment or adjournments thereof and on every ballot that may take place in consequence thereof to the same extent and with the same powers as if the undersigned were personally present at the Meeting with authority to vote at the said proxyholders’ discretion, except as otherwise specified below.  Without limiting the general powers hereby conferred, the undersigned hereby directs the said proxyholder to vote the Units represented by this instrument of proxy in the following manner:

1.             FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Computershare Trust Company of Canada, as trustee of the Trust for the ensuing year;

2.             The election of nine (9) directors of ARC Resources as follows:

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      Frederic C. Coles

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      Walter DeBoni

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      John P. Dielwart

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      Fred J. Dyment

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      James C. Houck

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      Michael M. Kanovsky

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      Herbert C. Pinder, Jr.

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      John M. Stewart

FOR ☐ or WITHHOLD FROM VOTING FOR ☐      Mac H. Van Wielingen

3.             FOR ☐ or WITHHOLD FROM VOTING FOR ☐ the appointment of Deloitte & Touche LLP, Chartered Accountants, as auditors of the Trust for the ensuing year; and

4.             At the discretion of the said proxyholder, upon any amendment or variation of the above matters or any other matter that may properly be brought before the Meeting or any adjournment thereof, in such manner as such proxyholder, in his sole judgment may determine.

This Instrument of Proxy is solicited on behalf of the management of the Trust.  The Trust Units represented by this Instrument of Proxy will be voted and, where the Unitholder has specified a choice with respect to the above matters, will be voted as directed above or, if no direction is given, will be voted in favour of the above matters.  Each Unitholder has the right to appoint a proxyholder, other than the persons designated above, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder’s appointee should be legibly printed in the blank space provided.

The undersigned hereby revokes any proxies heretofore given.

Dated this         day of                    , 2008.

(signature of Unitholder)

(Name of Unitholder - please print)

NOTES:

1.             If the Unitholder is a corporation, its corporate seal must be affixed or it must be signed by an officer or attorney thereof duly authorized.

2.             This form of proxy must be dated and the signature hereon should be exactly the same as the name in which the shares are registered.

3.             Persons signing as executors, administrators, trustees, etc., should so indicate and give their full title as such.

4.             This instrument of proxy will not be valid and not be acted upon or voted unless it is completed as outlined herein and delivered to the attention of Broadridge, 5970 Chedworth Way, Mississauga, Ontario, L5R 4G5, not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.  A proxy is valid only at the Meeting in respect of which it is given or any adjournment(s) of that Meeting.